

April 24, 2015

John W. Blenke
Executive Vice President, Corporate General Counsel and Corporate Secretary
TransUnion
555 West Adams Street
Chicago, Illinois 60661

> **Re: TransUnion**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 30, 2015**
> **File No. 333-182948**

Dear Mr. Blenke:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1.A. Risk Factors, page 20

1.   Please move the three risk factors regarding your indebtedness on pages 29-30 to the beginning of the risk factor section.

We may not be able to generate sufficient cash to service all of our indebtedness . . . , page 29

2.   Please revise to quantify your debt service obligations for the last two fiscal years.

2014 Compensation, page 105

3.   On page 105, you state that only Mr. Hamood and Mr. Danaher received base salary increases in 2014. However, the Summary Compensation Table shows an increase of approximately $35,000 in Mr. Peck's salary for 2014 over 2013. Please advise.

Twelve Months Ended December 31, 2014 Company Performance, page 108

4. In the first paragraph you state that you did not achieve the Further Adjusted Corporate Revenue target, yet in disclosing actual payout for each officer you indicate that Mr. Peck's and Mr. Hamood's bonuses were determined in part through performance with respect to that target. Please clarify.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436, or me at (202) 551-3810 with any other questions.

         Sincerely,

         /s/ Larry Spirgel

         Larry Spirgel
         Assistant Director

cc: Richard A. Fenyes, Esq.